CIGMA METALS CORPORATION

BY EDGAR
--------

November 27, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Donna Levy
Mail Stop: 7010

RE:   Cigma Metals Corporation
      Amendment No. 4 to Registration Statement on Form SB
      Filed November 14, 2006
      File No. 333-136755

Dear Sir or Madam:

     We are filing this amendment to the Registration Statement in order to address telephonic comments that we have received from the Staff. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 4 to the Form SB2.

     Page references are to the hard copy of the Form SB2 as marked.

1. We have included the consents of the auditors referred to in the audit report of Dale Matheson Carr-Hilton Labonte, and updated its consent;

2.   We have included a disclosure regarding the change in auditors;

3. We have expanded and updated certain biographical information concerning our directors; and

4. We have updated the filing to reflect such other changes as the Company deemed appropriate.

     Three marked hard copies of the Amendment have been forwarded to the Staff, by courier, in order to facilitate review.

     We hope the foregoing is responsive to your comments.

Very truly yours,

Cigma Metals Corporation

By: /s/ "Lars Pearl"
   -----------------
Name: Lars Pearl
Title: President